

March 3, 2011

Robert E. Wahlman
Executive Vice President and
Chief Financial Officer
Doral Financial Corporation
1451 Franklin D. Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

    Re: **Doral Financial Corporation**
           Form 10-K for Fiscal Year Ended December 31, 2009
           Filed February 26, 2010
           Form 10-Q for Fiscal Quarter Ended March 31, 2010
           Filed May 10, 2010
           Form 10-Q for Fiscal Quarter Ended June 30, 2010
           Filed August 9, 2010
           Form 10-Q for Fiscal Quarter Ended September 30, 2010
           Filed November 15, 2010
           File No. 001-31579

Dear Mr. Robert Wahlman:

We have reviewed your supplemental response filed on October 15, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings clearly identifying new and deleted disclosure, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2010

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 9. Loans Held for Sale and Loans Receivable

Loan modifications and troubled debt restructurings, page 22

1. We note your response to prior comment one of our letter dated September 28, 2010 that based on your review of the products and features of your loan modification programs you concluded that each loan modified under one program or in tandem with the Temporary Interest Rate Reduction program met the definition of a troubled debt restructuring (TDR) in ASC 310-40. In addition, we note that loss mitigated loans that are modified without a concession in the interest rate you will include in your regular pool of residential mortgage loans for your determination of the allowance for loan and lease losses under ASC 450-20-25. Please tell us the following as of December 31, 2010 for those TDRs that the allowance for loan loss was determined under ASC 450-20-25:

   - The total balance of TDRs that were included in your regular pool of residential mortgage loans for your calculation of your ASC 450-20-25 allowance;

   - The amount of allowance calculated based on the inclusion of these TDRs in the regular residential mortgage loans pool;

   - Whether you also performed an impairment analysis of the discounted cash flows for these TDRs under ASC 310-10-35 and the results; and

   - How you determined that these TDRs should be included in your allowance calculation under ASC 450-20-25 considering the guidance in ASC 310-40-35. To the extent that the allowance calculation under each of these methods for these specific TDRS is not materially different, please tell us how you were able to make this determination and revise your future filings to unequivocally state this fact.

Note 30. Fair Value of Assets and Liabilities

Determination of Fair Value, page 47

2.   We note your response to prior comment five of our letter dated September 28, 2010 that for outdated appraisals you make an adjustment to recognize the "fade" in market value. In addition, we note that these adjustments are based on separate indices developed by you using actual appraisal experience for similar properties in similar geographies originated and appraised in the same year. Please confirm that you will include this information in future filings.

3.   We note your response to prior comment five of our letter dated September 28, 2010 that for residential mortgage loans over 180 days past due you estimate the value of the underlying collateral using either an internal or third party assessment, broker price opinion ("BPO"), or appraisal. Please revise disclosures in future filings to include the following:

- How you determine which of the valuation techniques to use for the residential mortgage loans determined to be collateral dependent; and

- A detailed description of the internal and third party assessment relied upon.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation

Allowance for Loan and Lease Losses ("ALLL"), page 105

4. We note your disclosure on page 106 that for construction, commercial real estate, and commercial and industrial and land loans with principal balances greater than $1.0 million that are not performing, or when management estimates it may not collect all contractual principal and interest, are considered impaired and are measured for impairment individually. In addition, we note your disclosure on page 72 that states you changed your threshold for impairment evaluation during the third quarter ended September 30, 2010 from $1.0 million to $50 thousand. Please tell us and revise your future filings to clearly disclose the reasons for this change during the quarter and clarify whether this represents a change in your accounting policy or whether it was performed only for the third quarter.

You may contact Lindsay McCord, Staff Accountant, at (202) 551-3417 or me at (202) 551-3484 if you have questions.

Sincerely,

John A. Spitz
Staff Accountant